*VIKING CAPITAL GROUP, INC.*
9101 W. SAHARA AVE.
SUITE # 105-250
LAS VEGAS, NV 89117

# CORPORATE RESOLUTION OF THE BOARD OF DIRECTORS

A meeting of the Board of Directors was held on October 6, 2009 at 9:30 a.m. at the offices of the corporation located in Las Vegas, NV.
A quorum of the Board of Directors was present, represented by the court appointed custodian and at the meeting it was decided by majority vote to approve the transaction of a reverse stock split of Viking Capital Group, Inc. common stock. The ratio for the reverse split will be 300 to 1. Any fractional shares due to stockholders will be rounded and it will be the stockholders responsibility to return old shares to the transfer agent at their expense.

THIS RESOLUTION DULY PASSED ON OCTOBER 6, 2009 AT 9:30 AM IN LAS VEGAS, NEVADA BY MAJORITY VOTE.

JOSEPH ARCARO

CUSTODIAN AND DIRECTOR
VIKING CAPITAL GROUP ,INC.

JANA DAILEY
Notary Public, State of Nevada
Appointment No. 99-58903-1
My Appt. Expires Jul 25, 2011